Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

May 20, 2010

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Exxon Mobil Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Schedule 14A filed April 13, 2010

File No. 1-02256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comment regarding the above filing discussed by telephone on May 19, 2010.

Reference is made to our prior response included in our letter dated May 14, 2010, with respect to Comment No. 1 in your letter to us dated May 7, 2010.  We confirm that in future filings, we will modify our disclosure to reflect the explanation set forth in such prior response.  Specifically, we will expressly state under "Pay Awarded to Named Executive Officers" that, in exercising its judgment to determine the specific amount of bonus and equity awards granted to each named executive officer, the Compensation Committee considered all of the performance factors discussed earlier in the Compensation Discussion and Analysis under "Performance Measurements".  To the extent a particular factor is highlighted under "Pay Awarded to Named Executive Officers" due to its impact on year-over-year award levels or values, we will expressly so state to clarify that such factor was not the only material factor considered.   Finally, we confirm that our disclosure will continue to identify all material factors considered by the Committee.

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire clarification of our response, please direct any questions to Mr. Joel Webb at 972-444-1290.

Yours truly,

By:  /s/ Patrick T. Mulva

----------------------------------------

Name:  Patrick T. Mulva

Title:  Vice President and Controller

c:

Norman Gholson